082-34635

RETAIL HOLDINGS N.V.




06016113

SUPPL

August 9, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C.
SECTION

Singer NV

Re: ~~Retail Holdings N.V.~~
Exemption Number 82-5225

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated August 9, 2006, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Executive Assistant

Enclosure(s)

PROCESSED
AUG 1 8 2006
THOMSON
FINANCIAL

dlw 8/17

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated August 9, 2006

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.

1	Press Release: Retail Holdings N.V. Announces Results for the Six Month Period Ended June 30, 2006
2	Retail Holdings N.V. Summary Semi-Annual Report for period ending June 30, 2006
3	Excerpts from the Commercial Register, dated July 26, 2006

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles

EXHIBIT 1

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
August 9, 2006

INFORMATION CONTACT
Amy Pappas at (914) 220-5143

RETAIL HOLDINGS N.V. ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

August 9, 2006, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or "the Company", formerly known as Singer N.V.) announced today its results for the six months ended June 30, 2006.

2006 First Half Results

For the six months ended June 30, 2006, the Company reported consolidated revenues of $122.7 million compared to $163.9 million for the same period in 2005, a decrease of $41.2 million or 25.1%. The decrease in revenue is due to the $51.1 million decline in Thailand's revenues, partially offset by revenue growth at the other Retail operating units in Asia, particularly Sri Lanka, Bangladesh and Pakistan. The Thailand revenue decline is largely due to tighter credit policies for motorcycles, as compared to the aggressive credit promotion during the same period in 2005, and the impact on revenue of the increased incidence of motorcycle reverts where the credit customer has defaulted on his obligation. Thailand management's initiatives to improve the credit granting and collection processes, especially for motorcycles, are intended to stem the significant bad debt losses that occurred in 2005, continuing in the first six months of 2006. Excluding Thailand, the Company would have shown an 11.3% revenue increase for the six months.

The Company's revenues for the six months ended June 30, 2006 include $25.1 million of finance earnings on consumer credit sales compared to $26.4 million for the same period in 2005. The decrease in finance earnings is due primarily to decreased credit sales in Thailand, partially offset by increased credit sales in Sri Lanka and Pakistan as a result of strong retail sales and promotion of credit.

Gross profit for the six months ended June 30, 2006 was $57.9 million, representing a gross profit as a percentage of revenues of 47.1%, as compared to $61.2 million and a gross profit percentage of 37.3% for the six months ended June 30, 2005. The increase in gross profit percentage is primarily due to the significant decline in Thailand's motorcycles sales which have a lower gross profit contribution. Excluding Thailand, gross profit as a percentage of revenues would have been 31.7%, in the six months ended June 30, 2006 as compared to 30.7% for the same period in 2005.

Selling and administrative expenses for the six months ended June 30, 2006 were $56.2 million, representing 45.8% of revenues, as compared to $54.6 million and 33.3% of revenues for the six months ended June 30, 2005. The increase in selling and administrative expenses as a percent of revenues is primarily due to Thailand's significant sales decrease without a corresponding

decrease in fixed selling and administrative expenses coupled with increased bad debt provisions. Excluding Thailand, selling and administrative expenses as a percentage of revenues would have improved to 25.2% in the six months ended June 30, 2006 as compared to 28.2% for the same period in 2005.

Operating income for the six months ended June 30, 2006 and 2005 was $1.7 million and $6.6 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was $7.3 million and $5.9 million, respectively. The $4.9 million decline in operating income reflects the $4.7 million operating loss in Thailand for the six months ended June 30, 2006 as compared to operating income of $4.3 million for the same period in 2005. Thailand's $9.0 million deterioration in operating income was partially offset by improved performance at the operating units in Sri Lanka, Bangladesh and Pakistan.

Interest expense was $6.3 million and $4.3 million for the six-month periods ended June 30, 2006 and 2005, respectively. The increase in interest expense reflects higher interest rates and the increased financing required to support the increased level of installment receivables as a result of higher sales and promotion of credit in markets other than Thailand, including longer average credit terms in Sri Lanka.

Equity earnings from Operating Affiliates totaled a profit of $0.6 million during the six-month period ended June 30, 2006, as compared to a loss of $0.2 million for the same period in 2005. The $0.8 million swing is primarily due to the improvement at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $1.2 million and $1.6 million for the six-month periods ended June 30, 2006 and 2005, respectively. The decrease in royalty expense is due to decreased revenues in Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail operating companies in Asia.

Miscellaneous other income was $2.5 million for the six-month period ended June 30, 2006, as compared to other income of $1.2 million for the same period in 2005. Other income is primarily interest income from investments and the KSIN and Jamaica Notes receivable. The improvement in other income is largely due to foreign exchange gains of $0.2 million in 2006 as compared to foreign exchange losses of $0.7 million in 2005.

Provision for income taxes amounted to $0.3 million in the six-month period ended June 30, 2006, as compared to a $2.8 million tax provision for the same period in 2005. The $2.5 million decrease in provision for income taxes is primarily due to the negative income tax provision in Thailand reflecting the significant operating losses incurred during 2006, as compared to the profit and positive provision for the same period in 2005.

Minority interest share in losses was $2.3 million for the 2006 period compared to minority interest share in income of $1.5 million for the same period in 2005. The shift in minority interest share from income to loss is primarily due to the loss in Thailand in 2006, compared to profit in 2005, which results are shared both by the 46.6% public shareholders of Singer Thailand and 43.2% minority shareholder of Singer Asia.

The Company's loss from continuing operations for the six months ended June 30, 2006 and 2005 was $0.8 million and $2.5 million, respectively. Loss from discontinued operations for the six months ended June 30, 2005 was $0.4 million; there was no impact from discontinued operations in 2006. The loss from discontinued operation in 2005 was due to the loss on sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million.

The net loss available to Common Shares was $0.8 million and $2.9 million for the six months ended June 30, 2006 and 2005, respectively. This is equivalent to basic and diluted loss per Common Share of $0.15 and $0.50, respectively.

Chairman's Comments

Commenting on the first half results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer noted, "The strong revenue and profit performance realized by our other Asia Retail operations during the first half of 2006 was masked by the very poor results at Singer Thailand.

"A number of initiatives - - the opening of additional retail locations, the introduction of periodic consumer catalogues and of call centers, and the addition of new products and brands - - are expected to have a positive impact on revenues and profits for the balance of 2006 into 2007. Credit performance, excluding Thailand, remains strong; bad debt expense averages approximately 1.9% of the outstanding installment receivables.

"New senior management is in place in Thailand. They have introduced a number of programs intended to improve the credit granting and collection processes while increasing sales of traditional appliance products and reverted motorcycles. As it will take some time before these initiatives can reverse the growth in credit arrearage, it is likely that Thailand will again report a significant loss in the second half of this year before turning to profit in 2007.

"Our objective going forward will be to grow Singer Asia and improve its operating performance, including addressing the challenges in Thailand."

About Retail Holdings

Retail Holdings N.V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Effective September 2000, the Company became the parent company of several operating units formerly owned by The Singer Company N.V. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting in August 2005; the name change was required as a consequence of the KSIN Transaction (see below).

The Retail business in Asia is the only remaining operating business following the sale during 2004 of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark to KSIN (now known as SVP), an investment of Kohlberg and Company (the "KSIN

Transaction") and the sale during 2005 of Singer Jamaica. The business consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers.

The Company does not anticipate that its Common Shares (the "Shares") will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading the Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of the audited consolidated financial statements for the twelve months ended December 31, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2005 Summary Annual Report dated April 2006, and the prior Disclosure Statements and Reports dated April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com.**

As described in greater detail in the 2005 ReHo Summary Annual Report dated April 2006, it is the Company's intention to no longer provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations

reflected in such forward looking statements will prove to have been correct; that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 220-5143.

RETAIL HOLDINGS N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (Unaudited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	Six Months ended June 30, 2006	Six Months ended June 30, 2005
REVENUES	$ 122,717	$ 163,945
COST OF REVENUES	64,862	102,769
Gross profit	57,855	61,176
SELLING AND ADMINISTRATIVE EXPENSES	56,188	54,600
Operating income	1,667	6,576
OTHER INCOME (EXPENSE):		
Interest expense	(6,295)	(4,301)
Equity in earnings from operating affiliates	638	(157)
Royalty expense	(1,227)	(1,639)
Other, net	2,462	1,242
Total other expense	(4,422)	(4,855)
Income (loss) from continuing operations before provision for income taxes and minority interest	(2,755)	1,721
PROVISION FOR INCOME TAXES	277	2,766
MINORITY INTEREST SHARE IN INCOME (LOSS)	(2,275)	1,494
Loss from continuing operations	(757)	(2,539)
DISCONTINUED OPERATIONS		
Gain on sale of Sewing business and trademark, net of tax benefit	-	1,314
Income from operations of Jamaica, net of income taxes	-	233
Loss on sale of Jamaica, net of tax benefit	-	(1,927)
Loss from discontinued operations	-	(380)
Net loss available to Common Shares	$ (757)	$ (2,919)
Loss per Common Share – basic and diluted		
Loss from continuing operations	$ (0.15)	$ (0.43)
Loss from discontinued operations	$ -	$ (0.07)
Loss available to Common Shares	$ (0.15)	$ (0.50)
Basic weighted average Common Shares outstanding	5,179,277	5,805,763
Diluted weighted average Common Shares outstanding	5,331,629	6,170,529

RETAIL HOLDINGS N.V.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 (Unaudited) AND DECEMBER 31, 2005 (Audited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	(Unaudited) June 30, 2006	(Audited) December 31, 2005
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 35,010	$ 33,194
Accounts receivable (net of allowances for doubtful accounts, of $33,736 and $29,384, respectively)	111,961	109,127
Inventories	61,951	54,294
Other current assets	19,981	20,316
Total current assets	228,903	216,931
Investment in operating affiliates	7,686	6,413
Installment receivables due in excess of one year	48,763	59,834
Property, plant and equipment, net	22,946	20,564
Goodwill and intangible assets, net	14,871	14,887
Other assets	24,014	23,875
Total assets	$ 347,183	$ 342,504
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 62,619	$ 70,675
Accounts payable	17,173	14,466
Accrued liabilities	20,509	17,374
Current portion of long-term debt	31,853	30,814
Total current liabilities	132,154	133,329
Long-term debt	52,401	46,623
Other non-current liabilities	14,625	13,812
Minority interest	63,967	64,332
Total liabilities	263,147	258,096
SHAREHOLDERS' EQUITY:		
Preferred Shares, redeemable, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, nil shares in 2006 and 2005	-	-
Common Shares, $0.01 par value, authorized 20,000,000 Shares, issued and outstanding 5,166,771 in 2006 and 5,173,271 in 2005	52	52
Additional paid-in capital	91,443	91,651
Deficit	(1,953)	(1,196)
Accumulated other comprehensive loss	(5,506)	(6,099)
Total shareholders' equity	84,036	84,408
Total liabilities and shareholders' equity	$ 347,183	$ 342,504

EXHIBIT 2

Exemption Number 82-5225

SUMMARY SEMI-ANNUAL REPORT

Retail Holdings N.V.

Incorporated in the Netherlands Antilles
(Formerly known as Singer N.V.)

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

**For the Semi-Annual Period Ended
June 30, 2006**

About Retail Holdings

Retail Holdings N.V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Effective September 2000, the Company became the parent company of several operating units formerly owned by The Singer Company N.V. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting in August 2005; the name change was required as a consequence of the KSIN Transaction (see below).

The Retail business in Asia is the only remaining operating business following the sale during 2004 of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark to KSIN (now known as SVP), an investment of Kohlberg and Company (the "KSIN Transaction") and the sale during 2005 of Singer Jamaica. The business consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers.

The Company does not anticipate that its Common Shares (the "Shares") will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading the Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of the audited consolidated financial statements for the twelve months ended December 31, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2005 Summary Annual Report dated April 2006, and the prior Disclosure Statements and Reports dated April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since September 2000, may be found at the investor section of the Company's website at www.retailholdings.com.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S. $", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 333 Westchester Avenue, White Plains, NY 10604.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct; that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

The information included in this Summary Semi-Annual Report does not purport to be inclusive of all the information that might be included in a Form 10-Q quarterly report. It only contains summary information that, in opinion of management, is most relevant for understanding the Company's financial results during the first six months of 2006.

As described in greater detail in the ReHo 2005 Summary Annual Report dated April 2006, it is the Company's intention to no longer provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary.

RETAIL HOLDINGS N.V.

INDEX

RETAIL HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (Unaudited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	Six Months ended June 30, 2006	Six Months ended June 30, 2005
REVENUES	$ 122,717	$ 163,945
COST OF REVENUES	64,862	102,769
Gross profit	57,855	61,176
SELLING AND ADMINISTRATIVE EXPENSES	56,188	54,600
Operating income	1,667	6,576
OTHER INCOME (EXPENSE):		
Interest expense	(6,295)	(4,301)
Equity in earnings from operating affiliates	638	(157)
Royalty expense	(1,227)	(1,639)
Other, net	2,462	1,242
Total other expense	(4,422)	(4,855)
Income (loss) from continuing operations before provision for income taxes and minority interest	(2,755)	1,721
PROVISION FOR INCOME TAXES	277	2,766
MINORITY INTEREST SHARE IN INCOME (LOSS)	(2,275)	1,494
Loss from continuing operations	(757)	(2,539)
DISCONTINUED OPERATIONS		
Gain on sale of Sewing business and trademark, net of tax benefit	-	1,314
Income from operations of Jamaica, net of income taxes	-	233
Loss on sale of Jamaica, net of tax benefit	-	(1,927)
Loss from discontinued operations	-	(380)
Net loss available to Common Shares	$ (757)	$ (2,919)
Loss per Common Share – basic and diluted		
Loss from continuing operations	$ (0.15)	$ (0.43)
Loss from discontinued operations	$ -	$ (0.07)
Loss available to Common Shares	$ (0.15)	$ (0.50)
Basic weighted average Common Shares outstanding	5,179,277	5,805,763
Diluted weighted average Common Shares outstanding	5,331,629	6,170,529

The accompanying Selected Notes to Consolidated Financial Statements are an integral part of these Statements.

RETAIL HOLDINGS N.V.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 (Unaudited) AND DECEMBER 31, 2005 (Audited)
(in thousands of U.S. dollars, except Share and per Share amounts)

	(Unaudited) June 30, 2006	(Audited) December 31, 2005
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 35,010	$ 33,194
Accounts receivable (net of allowances for doubtful accounts, of $33,736 and $29,384, respectively)	111,961	109,127
Inventories	61,951	54,294
Other current assets	19,981	20,316
Total current assets	228,903	216,931
Investment in operating affiliates	7,686	6,413
Installment receivables due in excess of one year	48,763	59,834
Property, plant and equipment, net	22,946	20,564
Goodwill and intangible assets, net	14,871	14,887
Other assets	24,014	23,875
Total assets	$ 347,183	$ 342,504
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 62,619	$ 70,675
Accounts payable	17,173	14,466
Accrued liabilities	20,509	17,374
Current portion of long-term debt	31,853	30,814
Total current liabilities	132,154	133,329
Long-term debt	52,401	46,623
Other non-current liabilities	14,625	13,812
Minority interest	63,967	64,332
Total liabilities	263,147	258,096
SHAREHOLDERS' EQUITY:		
Preferred Shares, redeemable, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, nil shares in 2006 and 2005	-	-
Common Shares, $0.01 par value, authorized 20,000,000 Shares, issued and outstanding 5,166,771 in 2006 and 5,173,271 in 2005	52	52
Additional paid-in capital	91,443	91,651
Deficit	(1,953)	(1,196)
Accumulated other comprehensive loss	(5,506)	(6,099)
Total shareholders' equity	84,036	84,408
Total liabilities and shareholders' equity	$ 347,183	$ 342,504

The accompanying Selected Notes to Consolidated Financial Statements are an integral part of these Statements.

RETAIL HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (Unaudited)
(in thousands of U.S. dollars)

	Six Months ended June 30, 2006	Six Months ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss from continuing operations	$ (757)	$ (2,539)
Adjustments to reconcile net loss to net cash used in operating activities-		
Depreciation and amortization	1,448	1,365
Gain from disposal of property, plant and equipment	(20)	(346)
Provision for doubtful accounts	14,535	11,045
Equity in losses (income) from operating affiliates, net of dividends received	(638)	582
Minority interest share in income (loss)	(2,275)	1,494
Deferred income tax	(1,867)	(762)
Change in assets and liabilities-		
Increase in accounts receivable and installment receivable due in excess of one year	(377)	(47,689)
Increase in inventory	(7,100)	(1,924)
Decrease (increase) in other current assets	2,147	(1,636)
Increase (decrease) in accounts payable and accrued expenses	5,627	(2,633)
Other, net	2,474	(6,127)
Cash provided by (used in) operating activities of continuing operations	13,197	(49,170)
Cash provided by operating activities of discontinued operations	-	4,665
Net cash provided by (used in) operating activities	13,197	(44,505)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures, continuing operations	(3,578)	(2,190)
Proceeds from disposal of property, plant and equipment	63	483
Cash used in investing activities of continuing operations	(3,515)	(1,707)
Capital expenditures, discontinued operations	-	(157)
Proceeds from sale of Sewing business and trademark	-	1,783
Proceeds from sale of Singer Jamaica	-	2,710
Cash provided by investing activities of discontinued operations	-	4,336
Net cash provided by (used in) investing activities	(3,515)	2,629
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in notes and loans payable	(10,543)	35,780
Net increase in long-term debt	5,243	2,668
Purchase of treasury stock and options	(252)	(1,150)
Proceeds from stock options exercised	44	318
Subsidiary dividend paid to minority shareholder	(560)	(1,117)
Net cash provided by (used in) financing activities	(6,068)	36,499
Effect of exchange rate changes on cash	(1,798)	1,989
Net increase (decrease) in cash and cash equivalents	1,816	(3,388)
CASH AND CASH EQUIVALENTS, at beginning of the period	33,194	40,038
CASH AND CASH EQUIVALENTS, at end of the period	$ 35,010	$ 36,650

The accompanying Selected Notes to Consolidated Financial Statements are an integral part of these Statements.

RETAIL HOLDINGS N.V.

SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars, except Share and per Share amounts)

1. BUSINESS AND ORGANIZATION

The Company was formed as a new corporate entity in the Netherlands Antilles in December 1999. It is a holding company whose operating subsidiaries are engaged in retail distribution of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to qualified customers.

The operating subsidiaries are all owned, in whole or in part, by Singer Asia Limited ("Singer Asia"), which is a 56.8% owned subsidiary of the Company. The Company generates all of its income and has essentially all of its assets outside of the United States.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2005 Summary Annual Report dated April 2006.

Certain prior year amounts have been reclassified to conform to the 2006 presentation.

For a summary of the Company's Significant Accounting Policies see the ReHo 2005 Summary Annual Report, Notes to Consolidated Financial Statements.

Recent Issued and Adopted Accounting Pronouncements

For a summary of Recent Issued and Recent Adopted Accounting Pronouncements and their likely impact on the Company see the ReHo 2005 Summary Annual Report, Notes to Consolidated Financial Statements.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	June 30, 2006	December 31 2005
Trade receivables, net	$ 10,501	$ 9,601
Installment receivables, net	191,832	208,705
Receivables from affiliates, net	2,483	3,052
Current portion of Jamaica Notes	875	2,650
Other	6,722	4,911
	$ 212,413	$ 228,919
Less:		
Unearned carrying charges	(51,689)	(59,958)
Installment receivables due in excess of one year	(48,763)	(59,834)
	$ 111,961	$ 109,127

4. OTHER ASSETS

	June 30, 2006	December 31, 2005
Other assets , including the KSIN and long-term Jamaica Notes	$ 24,014	$ 23,875

Other assets include the KSIN and long term Jamaica Notes. The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears on June 30 and December 31. The issuer of the KSIN Notes has so far elected on each interest payment date to take up the option of capitalizing 30% of the accrued and unpaid interest by increasing the outstanding principal amount of the KSIN Notes. One third of the original principal amount of the KSIN Notes is due on September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due on September 30, 2011. The KSIN Notes are shown net of a valuation reserve. See Note 7 for a description of the Jamaica Notes.

5. NOTES AND LOANS PAYABLE

Notes and loans payable due within one year consisted of:

	June 30, 2006	December 31, 2005
Sri Lanka @ 11.7% (2005 - 12.0%) weighted average interest rate	$ 24,488	$ 20,443
Thailand @ 5.6% (2005 – 4.3%) weighted average interest rate	20,636	33,964
Bangladesh @ 13.1% (2005 - 12.7%) weighted average interest rate	10,916	9,670
Pakistan @ 10.8% (2005 - 10.3%) weighted average interest rate	4,595	4,754
Philippines @ 11.8% (2005 - 11.9%) weighted average interest rate	1,289	1,196
Corporate, non interest bearing	393	393
Indonesia @ 10.0% (2005 - 8.2%) weighted average interest rate	302	255
	$ 62,619	$ 70,675

Notes and loans payable are denominated in local currency and generally are collateralized by receivables, inventory, and property, plant and equipment of the local operating company.

Covenants

As of June 30, 2006 and December 31, 2005 the Company and all of it's subsidiaries were in compliance with all applicable financial covenants.

6. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2006	December 31, 2005
Debentures:		
Sri Lanka - due 2009 @ 12.7% (2005 – 11.3%)	$ 7,696	$ 7,837
- due 2008 @ 12.7% (2005 – 11.6%)	8,218	8,368
Loans:		
Thailand @ 5.6%(2005 - 4.3%) due to various local banks	54,918	46,011
Sri Lanka @ 11.9% (2005- 11.3%) due to various local banks	9,011	11,673
Pakistan @ 11.2% (2005 – 10.8%) due to various local banks	4,383	3,515
Philippines @ 14.0% (2005 – 14.0%) due to local bank	28	33
	84,254	77,437
Less- current portion	(31,853)	(30,814)
	$ 52,401	$ 46,623

7. DISCONTINUED OPERATIONS

On June 23, 2005, the Company completed the sale of Singer Jamaica to AON International Inc. for a total consideration of $8,195. The consideration consisted of $2,710 in cash and $5,485 in the three Jamaica Notes as follows:

- $2,000 secured First Jamaica Note, issued by Singer Jamaica, bearing interest at 7.5% per annum payable quarterly and due in full on September 23, 2006; this was fully prepaid on June 23, 2006.
- $2,985 secured Second Jamaica Note, issued by Singer Jamaica, bearing interest at 2.1% per annum payable quarterly. Quarterly principal receipts of $135 are due commencing March 23, 2006, increasing to $245 per quarter on December 23, 2006, continuing until March 23, 2009, at which time they reduce to $95 per quarter until the note is fully paid on December 23, 2009.
- $500 secured Purchaser Note (the third Jamaica Note), issued by AON International Inc., bearing interest at 10.0% per annum payable quarterly. Quarterly principal receipts of $125 are due commencing on March 23, 2009.

Accordingly, the results of operations of Singer Jamaica together with the loss on sale of $1,927, net of tax benefit, are reported separately as discontinued operations. Singer Jamaica's revenues for the 2005 period until it was sold, reported as part of discontinued operations, were $7,313.

During the second quarter of 2005, the Company reached an agreement with KSIN on the post closing purchase price adjustment relating to the difference between the actual and the estimated closing working capital and debt related to the sale of the Sewing business and trademark in September 2004. The agreement resulted in a gain of $2,308, which was recorded in discontinued operations. This gain was offset, in part, by additional termination benefits of $994 during the six months ended June 30, 2005 as part of the Company's ongoing efforts to reduce certain corporate administrative positions as a result of the sale of the Sewing business and trademark.

8. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) Common Shares with a par value of $0.01 per Share and (b) one million (1,000,000) Preferred Shares (the "Preferred Shares") with a par value of $0.01 per Preferred Share.

Preferred Shares can be issued in one or more series, of which one series has been issued. This series, designated the Series A Convertible Preferred Stock, consists of 40 Preferred Shares, with a liquidation preference of $500,000 per Preferred Share. During 2003, a subsidiary of the Company acquired all of these Preferred Shares, which have now been classified as Preferred Treasury Shares.

As of June 30, 2006 and December 31, 2005, there are 3,527,834 and 3,498,834 Shares, respectively, that are classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount.

9. STOCK OPTION PLAN

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2004	675,764	$ 2.23
Exercised	(255,014)	1.20
Purchased	(93,750)	1.40
Forfeited	(2,000)	1.12
Outstanding, December 31, 2005	325,000	3.28
Exercised	(22,500)	1.96
Purchased	(10,500)	1.39
Outstanding, June 30, 2006	292,000	$ 3.45

10. COMPREHENSIVE INCOME

	Six Months ended June 30, 2006 and 2005	
Net loss	$ (757)	$ (2,919)
Other comprehensive income (loss):		
Foreign currency translation adjustment	593	(592)
Comprehensive loss	$ (164)	$ (3,511)

11. SINGER INDIA LIMITED

During the second half of 2005, the Company reduced its ownership interest in Singer India Limited ("Singer India") from 62.6% to 49.6% through open market sales of Singer India's shares. As a result, effective December 8, 2005, Singer India is accounted for as an Operating Affiliate and not as a consolidated subsidiary of the Company. Results of Operating Affiliates are recorded using the equity method and intra-company transactions are recorded as third party transactions in the accompanying financial statements.

On May 31, 2005, Singer India was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 ("SICA") of India. The registration provides certain legal protection against creditors. There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit a successful reorganization of that company. The survival and restructuring of Singer India will require the support and assistance of Singer India's banks and other stakeholders, which support has so far not been forthcoming. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

PART II

Management's Summary Discussion and Analysis of Financial Condition and Results of Operations

The following summary discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2005 and the unaudited consolidated financial statements of the Company for the six months ended June 30, 2006 and 2005. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed in the Company's 2005 Summary Annual Report dated April 2006.

Results Of Operations

Six Months Ended June 30, 2006 and June 30, 2005

For the six months ended June 30, 2006, the Company reported consolidated revenues of $122.7 million compared to $163.9 million for the same period in 2005, a decrease of $41.2 million or 25.1%. The decrease in revenue is due to the $51.1 million decline in Thailand's revenues, partially offset by revenue growth at the other Retail operating units in Asia, particularly Sri Lanka, Bangladesh and Pakistan. The Thailand revenue decline is largely due to tighter credit policies for motorcycles, as compared to the aggressive credit promotion during the same period in 2005, and the impact on revenue of the increased incidence of motorcycle reverts where the credit customer has defaulted on his obligation. Thailand management's initiatives to improve the credit granting and collection processes, especially for motorcycles, are intended to stem the significant bad debt losses that occurred in 2005, continuing in the first six months of 2006. Excluding Thailand, the Company would have shown an 11.3% revenue increase for the six months.

The Company's revenues for the six months ended June 30, 2006 include $25.1 million of finance earnings on consumer credit sales compared to $26.4 million for the same period in 2005. The decrease in finance earnings is due primarily to decreased credit sales in Thailand, partially offset by increased credit sales in Sri Lanka and Pakistan as a result of strong retail sales and promotion of credit.

Gross profit for the six months ended June 30, 2006 was $57.9 million, representing a gross profit as a percentage of revenues of 47.1%, as compared to $61.2 million and a gross profit percentage of 37.3% for the six months ended June 30, 2005. The increase in gross profit percentage is primarily due to the significant decline in Thailand's motorcycles sales which have a lower gross profit contribution. Excluding Thailand, gross profit as a percentage of revenues would have been 31.7%, in the six months ended June 30, 2006 as compared to 30.7% for the same period in 2005.

Selling and administrative expenses for the six months ended June 30, 2006 were $56.2 million, representing 45.8% of revenues, as compared to $54.6 million and 33.3% of revenues for the six months ended June 30, 2005. The increase in selling and administrative expenses as a percent of revenues is primarily due to Thailand's significant sales decrease without a corresponding decrease in fixed selling and administrative expenses coupled with increased bad debt provisions. Excluding Thailand, selling and administrative expenses as a percentage of revenues would have improved to 25.2% in the six months ended June 30, 2006 as compared to 28.2% for the same period in 2005.

Operating income for the six months ended June 30, 2006 and 2005 was $1.7 million and $6.6 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was $7.3 million and $5.9 million, respectively. The $4.9 million decline in

operating income reflects the $4.7 million operating loss in Thailand for the six months ended June 30, 2006 as compared to operating income of $4.3 million for the same period in 2005. Thailand's $9.0 million deterioration in operating income was partially offset by improved performance at the operating units in Sri Lanka, Bangladesh and Pakistan.

Interest expense was $6.3 million and $4.3 million for the six-month periods ended June 30, 2006 and 2005, respectively. The increase in interest expense reflects higher interest rates and the increased financing required to support the increased level of installment receivables as a result of higher sales and promotion of credit in markets other than Thailand, including longer average credit terms in Sri Lanka.

Equity earnings from Operating Affiliates totaled a profit of $0.6 million during the six-month period ended June 30, 2006, as compared to a loss of $0.2 million for the same period in 2005. The $0.8 million swing is primarily due to the improvement at an operating affiliate in Sri Lanka.

Royalty expense was $1.2 million and $1.6 million for the six-month periods ended June 30, 2006 and 2005, respectively. The decrease in royalty expense is due to decreased revenues in Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail operating companies in Asia.

Miscellaneous other income was $2.5 million for the six-month period ended June 30, 2006, as compared to other income of $1.2 million for the same period in 2005. Other income is primarily interest income from investments and the KSIN and Jamaica Notes receivable. The improvement in other income is largely due to foreign exchange gains of $0.2 million in 2006 as compared to foreign exchange losses of $0.7 million in 2005.

Provision for income taxes amounted to $0.3 million in the six-month period ended June 30, 2006, as compared to a $2.8 million tax provision for the same period in 2005. The $2.5 million decrease in provision for income taxes is primarily due to the negative income tax provision in Thailand reflecting the significant operating losses incurred during 2006, as compared to the profit and positive provision for the same period in 2005.

Minority interest share in losses was $2.3 million for the 2006 period compared to minority interest share in income of $1.5 million for the same period in 2005. The shift in minority interest share from income to loss is primarily due to the loss in Thailand in 2006, compared to profit in 2005, which results are shared both by the 46.6% public shareholders of Singer Thailand and 43.2% minority shareholder of Singer Asia.

The Company's loss from continuing operations for the six months ended June 30, 2006 and 2005 was $0.8 million and $2.5 million, respectively. Loss from discontinued operations for the six months ended June 30, 2005 was $0.4 million; there was no impact from discontinued operations in 2006. The loss from discontinued operation in 2005 was due to the loss on sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million.

The net loss available to Common Shares was $0.8 million and $2.9 million for the six months ended June 30, 2006 and 2005, respectively. This is equivalent to basic and diluted loss per Common Share of $0.15 and $0.50, respectively.

Liquidity and Capital Resources

Six Months Ended June 30, 2006 and June 30, 2005

For the six months ended June 30, 2006, the Company had a net cash inflow from operations of $13.2 million. This is primarily due to $10.4 million cash income from continuing operations after excluding non cash items such as provision for doubtful accounts, and a $5.6 million increase in accounts payable and accrued expenses, partially offset by a $7.1 million increase in inventories

Net cash used in investing activities was $3.5 million for capital expenditures.

Net cash used in financing activities was $6.1 million, which consisted of $10.5 million decrease in notes and loans payable, offset, in part, by additions to long-term debt, net of repayments, of $5.2 million. Purchases of treasury stock and options, net of proceeds from stock options exercised, utilized $0.2 million. Dividend payments by subsidiaries to minority shareholders totaled $0.6 million. The net effect was an increase in cash and cash equivalents by $1.8 million to $35.0 million at June 30, 2006.

For the six months ended June 30, 2005, the Company had a net cash outflow from operations of $44.5 million. This is primarily due to a $47.7 million increase in account receivables and installment receivables due more than one year, a $2.6 million decrease in accounts payable and accrued expenses, a $1.9 million increase in inventories and a $1.6 million increase in other current assets, which were partially offset by $10.8 million cash income from continuing operations after excluding non cash items such as provision for doubtful accounts. The increase in accounts receivable and installment receivables due more than one year reflected the strong growth in sales and increased promotion of consumer credit.

Net proceeds from investing activities was $2.6 million, which consisted of proceeds of $2.7 million from the sale of Singer Jamaica, $1.8 million from the purchase price adjustment for the KSIN transaction and $0.5 million from sale of property, which was offset, in part, by capital expenditures of $2.2 million.

Net cash provided by financing activities was $36.5 million, which consisted of a $35.8 million increase in notes and loans payable, and additions to long-term debt, net of repayments, of $2.7 million. Purchases of treasury stock and options, net of proceeds from stock options exercised, utilized $0.8 million. Dividend payments by subsidiaries to minority shareholders totaled $1.1 million. The net effect was a decrease in cash and cash equivalents by $3.4 million to $36.7 million at June 30, 2005.

Working capital as of June 30, 2006 of $96.7 million showed an increase of $13.1 million from the $83.6 million of working capital as at December 31, 2005. This increase reflects, in part, the shift in debt from notes and loans to long term.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the six months ended June 30, 2006 and 2005 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters were not material for the six months ended June 30, 2006 and 2005.

Market Risks

ReHo has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet are subject to foreign exchange rate fluctuations.

Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial condition or results of operations.

There have been no material changes in the market risks faced by ReHo since December 31, 2005. For a discussion of these market risks and other risk factors see the ReHo 2005 Summary Annual Report dated April 2006.

EXHIBIT 3

Curaçao Commercial Register

Excerpt from the Commercial Register

Registration number: 83676 (0)
Date: July 26, 2006 Time: 1:07:45 PM

In the Commercial Register of the Curaçao Chamber of Commerce & Industry is registered with number 83676 the company with trade name Retail Holdings N.V.

Trade name	Retail Holdings N.V.
Legal form	Limited Liability Company
Official company name	Retail Holdings N.V.
Statutory seat	Curaçao
Date of incorporation	December 21, 1999
Date last amendment	August 30, 2005
Date established	December 21, 1999
Authorized capital	U.S.A. Dollar 210,000.00
Issued capital	U.S.A. Dollar 81,218.68
Paid up capital	U.S.A. Dollar 81,218.68
Fiscal year	The fiscal year is equal to the calendar year
Business address	De Ruyterkade 62 Curaçao Netherlands Antilles
Correspondence address	same as above
Description English	1a. To manufacture, buy, sell and use consumer and other products, including but not limited to sewing produts, household appliances, furniture, motorcycles, automobiles and trucks, and equipment, parts and accessories therefor thoughout the world and to engage in any business related thereto; b. To manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally; c. To enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters or credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof; d. To enter into and carry on any financial services business in any country including, but not limited to, consumer and agricultural financing, product financing, motor cycle and automotive financing, leasing, securities dealing, funds management, sale of insurance, and funds remittance, provided, however, that such services may not be of such nature that would require the Company to be subject to the regulatory supervision by the Central Bank of the Netherlands Antilles or any other governmental body or other agency of or in the Netherlands Antilles; e. to undertake, conduct, assist, promote or engage in any research and development; f. To organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corparation or organization; and to dissolve, liquidate, wind-up or, reorganize, merge or consolidate any such corporation or organization; g. To invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any all forms, the borrowing of money and the issuance of evidences of indebtedness

therefor, as well as the lending of money;
h. To acquire considerations paid for technical assistance;
i. To invest its assets directly or indirectly in real property in real property, to acquire, own, hire, let, lease, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or other wise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;
j. To obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and fromulae, trademerks and other analogous property, from reyalties (including rentals) for the use of industrial, commercial or scientific equipment, and from compensation or other consideration received for technical assistance or services;
k. To establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;
l. To guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;
m. To borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefor; and
n. to place in trust all or any of its properties, including securities.
2. The corporation is entitled to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Official(s)

1

Function	Statutory director
Title description	Managing Director
Name	Alexander John Johnston
Address	Marylands Road 91
	W9 London
	United Kingdom
Date of birth	April 24, 1964
Place of birth	London
Country of birth	United Kingdom
Nationality	British

2

Function	Statutory director
Title description	Managing Director
Name	Antonio Costa
Address	Rua da Garagem 9-9A
	2795-510 Carnaxide
	Portugal
Date of birth	March 15, 1942
Place of birth	San Sebastiano de Pedreira, Lissabon
Country of birth	Portugal
Nationality	Portugese

3

Function	Statutory director
Title description	Managing Director
Name	Malcolm J. Matthews
Address	2/F 10A Mosque Street
	07901 Mid Level
	Hong Kong
Date of birth	September 9, 1940


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO

Place of birth	West Hampton
Country of birth	United Kingdom
Nationality	British
4	
Function	Statutory director
Title description	Managing Director/Chairman of the Board of Directors, President and Chief Executive Officer
Name	Stephen H. Goodman
Address	10 Meeting House Road 10549 Bedford Corners, NY United States of America
Date of birth	May 28, 1944
Place of birth	New York, NY
Country of birth	United States of America
Nationality	American
5	
Function	Statutory director
Title description	Managing Director
Name	Stewart M. Kasen
Address	East Square Lane 60 23233 Richmond, VA United States of America
Date of birth	July 19, 1939
Place of birth	New Jersey
Country of birth	United States of America
Nationality	American
6	
Function	Proxy holder
Title description	Local Representative
Name	Curaçao Corporation Company N.V.
Address	De Ruyterkade 62 Curaçao Netherlands Antilles
Registration number official	2071
7	
Function	Proxy holder
Title description	Vice President
Name	Gavin Walker
Address	Apartment 3B, Haking Mansions, 43 Barker Road The Peak Hong Kong
Date of birth	August 9, 1969
Place of birth	Kitwe
Country of birth	Zambia
Nationality	British
8	
Function	Proxy holder
Title description	Vice President
Name	Hemaka D.S. Amarasuriya
Address	30/15 Park Road Colombo 5 Sri Lanka
Date of birth	November 19, 1943
Place of birth	Colombo


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO

Country of birth: Sri Lanka
Nationality: Sri Lankan

9

Function: Proxy holder
Title description: Vice-President & Controller/Secretary
Name: John Nashmi
Address: Apricot Street 22
L3T 1C8 Thornhill, Ontario
Canada
Date of birth: April 28, 1967
Place of birth: Baghdad
Country of birth: Iraq
Nationality: Canadian

10

Function: Proxy holder
Title description: Vice-President
Name: Kamal Khawaja Shah
Address: 112-01 Queens Boulevard (8-D) Forest Hills
New York 11375
United States of America
Date of birth: October 20, 1940
Place of birth: Delhi
Country of birth: India
Nationality: Pakistanian

11

Function: Proxy holder
Title description: Assistant Secretary
Name: Shirley Chung
Address: Galloway Road 14
M1E 1W4 Ontario
Canada
Date of birth: December 3, 1958
Place of birth: Calcutta
Country of birth: India
Nationality: Canadian

Only valid if stamped and signed by the Chamber of Commerce.


Curaçao, July 26, 2006
For Excerpt
I.N.M. JANGA
Head Commercial Register


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO